Exhibit 99.1

Sun Life Financial announces an offering of Subordinated Unsecured Debentures

TORONTO, Feb. 28, 2012 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today that it intends to issue in Canada $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures due 2022 (the "Series 2012-1 Debentures"). The offering is expected to close on March 2, 2012, and the proceeds will be used for general corporate purposes, which may include investments in subsidiaries and repayment of indebtedness.

Details of the offering will be set out in a pricing supplement that the Company intends to issue pursuant to its short form base shelf prospectus and its prospectus supplement, each dated April 12, 2011, all of which are or will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Series 2012-1 Debentures will be sold on a best efforts agency basis by a syndicate led by RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc., as co-leads.

The Series 2012-1 Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2011, the Sun Life Financial group of companies had total assets under management of $466 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

%CIK: 0001097362

For further information:

Media Relations Contact:

Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 16:38e 28-FEB-12